EXHIBIT 99.1

Osisko Increases Credit Facility to $400 Million

Option to Increase to $500 Million

MONTREAL, Sept. 19, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (“Osisko”) (OR: TSX & NYSE) is pleased to announce that it has amended its revolving credit facility (the “Facility”), increasing the amount from $350 million to $400 million, with an additional uncommitted accordion of up to $100 million, for a total availability of up to $500 million. The term of the Facility has been extended by one year to November 14, 2023. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests.

The lending syndicate is comprised of National Bank of Canada, Bank of Montreal, The Bank of Nova Scotia, Export Development Canada, Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Toronto-Dominion Bank and Fédération des Caisses Desjardins du Québec. National Bank of Canada continues to act as administrative agent and National Bank Financial Markets acted as Sole Lead Arranger and Bookrunner.

Sean Roosen, Chair and Chief Executive Officer of Osisko, noted: “We welcome Fédération des Caisses Desjardins du Québec to our strong group of financial partners. This $500 million Facility will provide Osisko with strong liquidity to pursue its strategic plan of gaining exposure to high quality cash flow opportunities that complement its current high cash margin1 portfolio of royalties and streams.”

In 2018, Osisko generated $82.2 million in operating cash flow at 89.5% cash margin and $46.1 million at 89.5% cash margin in the first 6 months of 2019.

1 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. The calculation of cash margins excludes offtakes.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.6% interest in Barkerville Gold Mines Ltd., a 19.9% interest in Falco Resources Ltd and a 16.4% interest in Osisko Mining Inc.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements may involve, but are not limited to, the performance of the assets of Osisko, the satisfaction of all conditions precedent for the drawdown on the Facility, the realization of the anticipated benefits of the Facility including the acquisition of royalties, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.